Filed by EMC Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No. 000-27358

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Elite Merger Corporation, a wholly owned subsidiary of EMC, and Documentum, Inc. (“Documentum”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on October 14, 2003, and is incorporated by reference into this filing.

The following is a transcript of a conference call by EMC and its management regarding EMC’s proposed transaction with VMware, Inc.

CORPORATE PARTICIPANTS

Tony Takazawa
EMC Corporation — Director of Global Investor Relations

Joe Tucci
EMC Corporation — President and CEO

Diane Greene
VMware — CEO

Bill Teuber
EMC Corporation — Executive Vice President and CFO

Chris Kahagan
EMC Corporation — Senior Vice President Infrastructure Software

David Goulden
EMC Corporation -
Executive Vice President of New Business Development

CONFERENCE CALL PARTICIPANTS

Omar (ph)
Soundview — Analyst

Robert Montague (ph)
RBC — Analyst

Bill Shown (ph)
J.P.Morgan — Analyst

Kevin Hunt
Thomas Weisel and Partners — Analyst

Chris Russ
Wachovia Securities — Analyst

Brent Braceland (ph)
Pacific Crest Securities — Analyst

Richard Queue (ph)
SG Cowen — Analyst

Andrew Net (ph)
Bear Stearns — Analyst

Glenn Hanus (ph)
Needham & Company — Analyst

Toni Sacconaghi (ph)
Sanford Bernstein — Analyst

Analyst
Merrill Lynch

David Bailey (ph)
Goldman Sachs — Analyst

Clay Sumner
Legg Mason — Analyst

PRESENTATION

Operator

Good evening. I’d like to thank all participants for holding. All parties will be in a listen-only mode until the question and answer portion of today’s conference. I would also like to inform all participants this call is being recorded today. If you have any objections you may disconnect at this time. During the question-and-answer session today we ask that you limit yourself to one question. At this time I’d like to turn the call over to Mr. Tony Takazawa, Director of Global Investor Relation.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thank you Brian. I’d like to welcome you to our call to discuss EMC’s planned acquisition of VMware. Our agenda today is as follows. We’ll kick things off with Joe Tucci, EMC’s President and CEO, then we’ll spend some time discussing EMC’s strategic rationale behind this deal. Then we’ll be joined by Diane Greene, VMware’s President and CEO. Diane will provide some highlights of VMware’s business and also discuss the strategic value of this deal from her perspective. Joe and Diane will be followed by Bill Teuber, EMC’s Executive Vice President and Chief Financial Officer. Bill will provide some detail about the transaction and the potential financial implications. After the formal remarks, we will then open up the lines to take your questions. At that time we will also be joined by David Goulden, Executive Vice President of New Business Development, and Chris Kahagen, Senior Vice President of Infrastructure Software. The call will last roughly 45 minutes to one hour.

We are broadcasting slides to accompany today’s formal remarks on EMC’s website at EMC.com. We encourage you to view the slides as we will make several references to the charts and data presented. Following the live call an archive of the audio and slide presentation will be available on EMC’s investor relations website.

The call today and the presentation will contain forward-looking statements. Actual results may differ materially from those projected. Information concerning factors that could cause results to differ from those in our forward-looking statements can be found in EMC’s filing with the U.S. Securities and Exchange Commission. For information regarding our pending acquisition of Documentum, please refer to the proxy statement and prospectus filed with the SEC. It’s now my pleasure to introduce EMC’s president and CEO, Joe Tucci. Joe.

Joe Tucci - EMC Corporation — President and CEO

Thanks, Tony. Good afternoon, and thank you very much for joining us. Today marks the third time this year we have come before you to announce another step forward in our open software strategy. You have read by now and Tony has said we have agreed to acquire VMware, one of the most exciting private companies in all of technology today. We are extremely pleased that VMware has chosen to join EMC as they had a number of alternative paths available to them. Emc has been focusing our major efforts on automated network storage to help virtualize the information infrastructure. We’ve been successful in helping customers drive utilization rates from 20% to 30%, up to the 60 to 80% range over the last several years while significantly simplifying the management of our customers’ enterprise-wide information assets.

At the same time we recognize our customers have had the same requirements around their open servers and have been asking us to link these two environments together. In response to these requests we have been working in stealth mode on an internal project to accomplish this goal. As part of this project we chose to team with VMware because our development team concluded they had the best server virtual software. To be 100% candid I’ve been talking to my Board of Directors about acquiring VMware and our internal time frame would have been mid-2004. However, in life, and especially in the fast-paced I.T. world, it’s impossible to pick the perfect timing. The awesome capabilities and reputation of VMware had begun to spread quickly. As you can see from this slide VMware has a vast number of awards and recognition. This caused the moment of truth to move to now. As a result we’ve moved up our schedule and I am happy to announce this acquisition today. VMware gives us the broadest virtualization capabilities in the IA-32 marketplace which is the fastest growing architecture in the server market. This union with EMC allows us to have the best open technology to virtualize storage, network and server resources. I believe that this technology can have the same effect in a server environment that our automated network software has had in the storage environment. VMware will increase server utilization of flexibility by dramatically cutting cost and simplifying management.

I believe the best way to now proceed is to have Diane Greene, CEO and one of the five founders of VMware to present the company’s vision and capabilities. After Diane I will come back and talk about what EMC and VMware collectively can accomplish going forward. Diane.

Diane Greene - VMware — CEO

Thank you, Joe. VMware has in the past six years really established a new layer of infrastructure software. We’re the undisputed leader in this area and we’ve now got over 5,000 customers of our virtual infrastructure software products. We have over 2 million users of our desktop virtualization products. What we do is we allow people to take a pool of machines and treat them as a single resource, consolidate and manage their application across that pool of physical machines. We do this by encapsulating, putting in a container the operating system and its application. We put them in a virtual machine and this layer allows multiple different active systems, different operating systems with their applications to run simultaneously on the same physical machine. We can also then take that running environment that container of the operating system and application and relocate it while it’s active to another machine. No service interruption. This is really huge. This is going to allow customers to lower their I.T. costs, simplify their operations, and deploy virtualization technologies across heterogeneous I.T. infrastructure.

Customers are using our technology to drive their server utilization rates from an average of 15% on up to well over 80%, particularly now that they can move the running virtual machine across the physical machines and there by increase the pool of resources. They can cut their provisioning times from days to hours through the use of pre configured system independent ready to run virtual machines. They can greatly increase the quality of their service. We provide very cost-effective high availability disaster recovery and low balancing support. Finally we let our users seamlessly integrate our new technologies. They can integrate different operating environments including Windows, Linux, and Novell. The products work with existing frame works, they require no rewrite, legacy systems can gracefully coexist with new deployments and so forth. We even have a tool that will take an existing system that’s on a physical machine and suck it into a virtual machine. We call it P to V.

Because we thought about our future, where VMware was going, we took into consideration a number of factors. We’ve been cash-positive for over two years, profitable for over a year, and as the market just clearly established our business is proven and the challenge is just clearly to grow as fast as possible. We want to capitalize on our rather significant lead. We’ve long partnered with all the intel hardware vendors and we did not want to be in a position where one was favored over the other. We’ve chosen EMC as the best strategic choice for us for many clear and positive reasons and I’ll go through.

We wanted to accelerate, as I said, our enterprise presence. We get that with the worldwide field and customer service organization. The worldwide field force of EMC is expert at working with customers that have similar products. Emc’s well reputed to have one of the best enterprise sales forces in customer service organization. We see EMC at nearly every enterprise customer we have because once they consolidate into a [san well] they also want to consolidate with virtual machines. They clearly have the ability to accelerate our growth. We also want to find a home with a company that had technology that could be combined with our own to produce yet another leap forward in our virtualization area. Emc has very strong commitments to supporting open standards and interoperability with all of the hardware storage, system management, and other software partners for VMware’s technology. Emc’s also a leader in storage systems and, of course, in particular storage virtualization. It’s very powerful to be able to combined virtualization, compute virtualization with storage virtualization. We believe it will allow us to bring unprecedented business continuity solutions to our partners. Emc can handle the static data, what’s on the storage system, and VMware handles that which is dynamic and in memory. It’s a break-through synergy combining these two capabilities. We’re very excited about what we’ll do here.

Lastly we just simply find EMC as a culture of excellence, very in sync with what VMware has cultivated from day one, and we believe this is the right choice for VMware as we move forward in solidifying our virtualization infrastructure software as the standard for intel-based computers. We believe we’ve achieved a great deal and more with our selection of EMC. Why has EMC chosen VMware? We think there’s many good reasons there as well. As the world moves to make the I.T. infrastructure something that can have fully automated management and unsurpassed levels of availability it’s imperative that the storage and computing components be seamlessly integrated. This acquisition gives EMC a chance to do so while expanding their growing open software presence. Together we’re committed to delivering joint solution for virtualization to our customers, enabling, of course, customers to lower their I.T. costs, increase their utilization and simplify their management. I’m personally extremely excited about this. I’ve committed to ensure the continued growth of VMware in the future. And will remain with EMC for the long term.

In sum, we have great confidence and high expectations. We view this as just phase two of VMware as we join the EMC family. Thank you.

Joe Tucci - EMC Corporation — President and CEO

I’d now like to comment on how EMC and VMware will work together. We will use our substantial resources and financial strength to help VMware grow their business faster. We can leverage our international infrastructure, our global recruiting capabilities, our process and systems to help them scale much faster than they could on their own. Obviously we can leverage our 4,500-strong selling organization and 7,500-strong service organizations also helping. As I mentioned earlier we’ve been working with VMware for more than a year. While I do not want to pre announce products we’ve identified a number of complimentary technologies that could virtualize both server and stored resources together in a very dynamic and integrative way.

Let me give you an example of what we will be able to do in the very near future. As Diane said all storage deals with static information. In this context static information is information that has already been written to the array. We have multiple abilities to move that static data from one area of the data center to another or between data centers. The example I’ve chosen for the slide you’re now seeing on the webcast is EMC SRDF. SRDF maintains an exact remote copy of the static store data at a second site many miles away. VMware has a product called Vmotion. Vmotion takes the dynamic information, information existing in a severer operating environment itself, such as all the information that is in memory, the status of all the registers and a complete operating system etc., and can move this virtual environment on the fly through remote servers. By combining these two technologies not only is all your static data in a remote data center but so is all of your dynamic data. This means that business transactions in process could also continue uninterrupted. The combined capability greatly simplifies and actually redefines business continuity. There will be many, many more opportunities like this which we will announce in the coming months. Now that EMC has the visibility into the server it creates capabilities to define new levels of functionality that no one else in the industry has. Emc can also help VMware by leveraging our reputation as one of the most trusted companies for service and support in mission-critical data center environment.

I’ll now comment on how VMware will operate as part of EMC. VMware will contain its current corporate structure and brand and will operate as a separate subsidiary of EMC. Diane greene will continue as President and with her co founders and senior management team will continue to run the business. I’ve asked David Goulden, who is responsible for new business development to, look after this subsidiary from the EMC perspective. I am 100% dedicated to ensuring that VMware remains open to partner with other major vendors, including system management vendors, software includes like IBM, C.A Uni Center, HP Open View, et cetera. I will also continue to be an open partner to all the server, operating system, storage, network, and application vendors. They had a little bit of a proof of point to this statement I just made. I’d like to refer you to two announcements. One that came out today with — between Net Apps and Documentum announcing the progression and extension of their longtime partnership and EMC, IBM and Legato have announced partnership back on September 8th to help move move Legato product. These are two pieces of evidence I offer you to say how committed we are to making sure that we continue to remain open in this part of our business.

I would like to address another issue that I’m sure is on your mind, which is the fact we have now done three relatively quick acquisition succession. In answer to question, do we have enough bandwidth to assure success? First let me state that the Legato transaction is now closed and we are actually head of schedule on our integration plan. The combination of EMC and Legato is being well received by our customers and partners and we are comfortably meeting our internal expectation for Legato revenue. Documentum we built an integration plan as least as thorough as the plan for Legato that we reviewed with you the last earnings call. We expect to close the documentum later this week on Thursday and we are very confident the integration will go equally as well. One of the positive attributes of each of the Legato and Documentum acquisition is that they brought experience and successful senior management team. Added to that, we’ve also been building the EMC management team providing us with tremendous depth of experience, software expertise and a senior management team that is focused on execution and success.

Our latest to join the EMC management team was Howard Elias, an industry veteran who has extensive experience in both server and storage products. He has been leading our corporate and product marketing and he will also team with David goulden to help make sure that VMware success is ensured. And with VMware we are the proud recipient of another extremely talented management team underpinned by some of the best technology minds in all of I.T.. I’m really proud of what we have built here at EMC. We now have a company that has begun redefining and leading the network storage marketplace. We’ve expanded into information and content management and now we have a company best positioned to deliver on a holy grail for I.T., mainly the virtualization of open system server, network, and storage environment. I’d now like to ask Bill Teuber our CFO to cover the financial aspect of this transaction.

Bill Teuber - EMC Corporation - Executive Vice President and CFO

Thanks, Joe. I’ll spend a few moments this afternoon discussing the financial aspects of the transaction, and the impact to our financial statements. Emc is purchasing VMware in a $600 million all-cash transaction. In addition, we will exchange EMC stock option for VMware’s unvested stock options which are valued at approximately $73 million. Given that VMware has an existing cash position of $38 million net of anticipated closing costs, this turns the total purchase price to approximately $635 million. While anticipated revenues for VMware this year are less than $00 million we estimate next year’s revenue, based on its fourth quarter run rate, as well as continued projected growth, and the influence of EMC in 2004, will be between $175 to $200 million. We’ll capture the majority of this given the anticipated closing in early Q1. This means we’re paying a bit more than three times next year’s revenues for VMware. We believe this is a very fair price for the company with the talent, the products, and the market acceptance that they have.

Looking at the impact to EMC’s financials from the transaction, combined with our previously announced acquisition this transaction will impact our business model, break-even point, and software mix. However, given the proximity to our year end and the fact that we will update you on each of these aspect during our Q4 conference call in January, I’ll save a detailed discussion of our expectations for these areas until that time. However, what I can tell you at this time is that the transaction will result in a $120 to $140 million of intangible assets, $15 to $20 million of in-process research and development charges and some integration costs, and approximately $530 to $580 million of goodwill. The transaction is expected to close in early Q1, subject to customary closing conditions, including regulatory approval. Revenue from VMware will be consolidated in our financial statement at that time. We will also recognize the in-process R&D expense and integration costs during Q1. We currently estimate this amount will be approximately $15 to $20 million, as I mentioned.

For the full year, taking into account our revenue expectation, the investment required to help accelerate VMware’s growth, the amortization of the intangible assets and the noncash deferred compensation arising from the exchange of stock option resulting from the transaction, we expect the acquisition to be EPS neutral for the full year of 2004. However, looking at this on a quarterly basis, due to the I.T. R&D charge I just mentioned the transaction will be 1 cent diluted in the first quarter which will be recovered in the remaining quarters in 2004. For 2005 we expect the transaction to be accretive by one penny to full year 2005 earnings. With that, I’d like to turn the call over to Tony to begin the question-and-answer session.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Okay. Thanks, Bill. Brian, can we open up the lines for questions, please?

QUESTIONS AND ANSWERS

Operator

Yes. Once again if you would like to ask a question press star 1 to ask a question and as a reminder please limit yourself to one question. Our first question comes from Omar. You may ask your question. Please state company name.

Omar - Soundview — Analyst

Yes, Soundview. Good afternoon. A technical question here. The virtualization that you can do on the server level with VMware, can you put that pretty seamlessly on storage? And by that I mean, currently EMC can fairly well virtualize within one storage box but it’s always been very difficult to virtualize or manage across boxes, across the san network. VMware seems to be able to do that across servers and desktops that are connected to the network. Will you be able to deploy that technology and really enhance your virtualization on that front, and then also, can you talk about maybe, perhaps, some of the limitations of this pooling and applications that are tightly coupled, like, for example, on-line transaction processing or database?

Joe Tucci - EMC Corporation — President and CEO

Omar, this is Joe, and then we have Chris Kahagen and Dianne here, and they’ll take a piece of it each. We have made actually pretty darn good progress even across array’s, especially if they’re in the same family. If you have multiple symmetrics, there’s a lot of magic and abstraction software that we have in place today. What customers would like is the ability to virtualize across any array from almost any manufacturer, and we have very firm products in the lab, actually most of them are under Chris, that’s why I’m going to turn it over to Chris that, we will be delivering on, so I don’t want to pre-announce, although we are working on that. There are pieces of VMware that can help. So maybe Dianne and Chris can elaborate on that statement I made in the piece.

Chris Kahagan - EMC Corporation - Senior Vice President Infrastructure Software

Omar, from a storage perspective we have a lot of work going on in the area of how you virtualize multiple arrays into a single view. Joe had mentioned that we have a stealth project that we’ve been working on and well underway in that project. We are looking at taking that and incorporating some of the technology from VMware and linking the two together so that you can seamlessly manage both storage and server virtualization from a single domain, so you will be seeing that as we integrate the two companies over time. Anyone want to add anything?

Diane Greene - VMware — CEO

While we virtualize the computing we also do a certain amount of virtualizing of the I.O. so putting in that level of indirection does allow you to do some interesting things because you can do — move things around under the covers where you otherwise might not be able to.

Omar - Soundview — Analyst

So just a clarification, it’s not that you’re just simply gluing the two together, you are actually using some of the VM technology to enhance your storage virtualization as well?

Chris Kahagan - EMC Corporation - Senior Vice President Infrastructure Software

Right.

Omar - Soundview — Analyst

Thank you.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Question, please.

Operator

Our next question comes from Robert Montague. Thank you, sir, you may ask your question, assist and please state your company name.

Robert Montague - RBC — Analyst

Yes, I’m with RBC. Can you give us some color on the desktop contribution to VMware’s revenue in the current run rate and as you see that going forward how you’re going to focus there or not thanks.

Diane Greene - VMware — CEO

Okay. Yeah, our current desktop is less than 50% of our revenues, and it’s been — our servers revenues have been growing at a much more rapid pace. We will continue the desktop. It’s very strong product for power users, and we have a number of areas where we’re going to continue as is. This is a virtualization platform going from a desktop to the high-end server, but I obviously the server revenues were already growing far faster than the desktop, and that will just get amplified with this acquisition.

Robert Montague - RBC — Analyst

So you can continue relationships with HP and IBM, assume their big parts of the desktop part.

Diane Greene - VMware — CEO

Actually, we have stronger relationships with HP and IBM on the server and we’re absolutely committed to those relationships. We’ve always worked with them in an open way and have given assurances that that will continue.

Joe Tucci - EMC Corporation — President and CEO

We have contacted both companies, robert, and are assuring them of our openness and more than willingness and desire to continue those relationships.

Robert Montague - RBC — Analyst

Thanks.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thanks, Robert. Next question, please.

Operator

Our next question comes from Bill Shown. Thank you, and please state your company name.

Bill Shown - J.P.Morgan — Analyst

J.P. Morgan. Do you have any more acquisitions in the pipeline? On the last, after the Documentum acquisition you obviously stated that you weren’t actively hunting for more software acquisition. The final point, could you help us understand how Dell might integrate into this acquisition? Do you plan on integrating Dell’s server products with the VMware solution more so than they already are? Do you plan on working more closely with Dell’s server team now that you have a server software product?

Joe Tucci - EMC Corporation — President and CEO

Bill this, is Joe. Basically what I said last time is 100% accurate. I said we were not actively hunting. I said in my remarks that we were looking and working closely with VMware. I was talking to the board about something in the summer, but it’s just a matter of timing when a company of this caliber and this kind of game-changing capability comes into play you certainly to have move faster, and I’m 100% — I just 100% believe that this is in the best interest of all the shareholders. So the answer to part a of your question was no, there is nothing else that I’m looking at of any substance or size, so to speak, and again, we’re going to really very much focus this time on, you know, doing what we already put in our mouth, so to speak. On the Dell side, I think there’s a lot of opportunities for a good partnership with Dell. Some of them are in place and some of them are in the future. We will not bring the product ourself to market because basically you can’t have it both ways, so if we brought product through market through our sales force from Dell then we would be shutting off the ability to work with any other vendors but obviously Dell is a very close partner of EMC and we will be working hard to get Dell to integrate these production and bring their value to market in the very capable fashion that they have. They’re an important partner going forward.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thanks a lot, Bill. Next question, please.

Operator

Our next question comes from Kevin Hunt. Sir, you may ask you question and state your company name.

Kevin Hunt - Thomas Weisel and Partners — Analyst

Thomas Weisel Partners. One clarification from Bill. Would the acquisition actually be neutral or accretive backing out the R&D costs? The second longer term strategic question how should we think about this in terms of who you’re trying to compete more with? Is this something to compete against the on demand computing strategies of some of the larger competitors you have or something more geared against like a Veritas?

Bill Teuber - EMC Corporation - Executive Vice President and CFO

Kevin, it’s Bill. On the — backing out the R&D charge, obviously it’s $15 to $20 million, it would probably round up to a penny accretive if you back those out for the full year, so that’s the way to look at that.

Kevin Hunt - Thomas Weisel and Partners — Analyst

Thanks. Any other?

Joe Tucci - EMC Corporation — President and CEO

We do this — brand-new market, brand-new category. The virtualization, I call it the holy grail, has been talked about for a long time. We think VMware has cracked that nut and this is an opportunity which absolutely can fit into the bigger management framework, so hopefully we can be an integral part of what HP’s trying to do with the adoptive enterprise and IBM with their on-manned and so forth and so on, so basically hopefully it’s complimentary and it’s a category of product which at least we believe VMware stands almost alone. I mean, they’ve got a substantial lead on other players that are doing this, and if you look at the way they’re dag it and the level of — the level of technology and the way they really virtualize what’s happening in the intel chip, it’s pretty incredible, so I look at this as kind of a new and growing category of software that can fit into a lot of other frameworks.

Kevin Hunt - Thomas Weisel and Partners — Analyst

Thanks.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thanks, Kevin. Next question, please.

Operator

Our next question comes from Chris Russ. Thank you. State your company name.

Chris Russ - Wachovia Securities — Analyst

Wachovia Securities. Just want to examine this issue with regard to Hewlett Packard and IBM. Just want to know what percentage of revenue for VMware is derived from those entities or influenced from those companies and whether you think there could be some risk associated with that revenue stream.

Diane Greene - VMware — CEO

I’ll take that question. This is Diane. We go to market quite a bit with IBM and HP, and the reason we do is because we help facilitate their server sales. There — particularly some of their high-end servers, we allow them to get a lot more, the customers get a lot more bang for the buck out of them, and so we’re going to keep right on target with them. They see this as real added value to their hardware. In terms of how we go to market, a lot of is it with their channels, and I don’t see that being interrupted whatsoever. Typically people, you know, they go out and they go to do a large server consolidation project, and we go in there and help the hardware vendors with those deals.

Joe Tucci - EMC Corporation — President and CEO

Give a little color, Chris. First of all, I have actually communicated with one of those two companies you just mentioned.

Chris Russ - Wachovia Securities — Analyst

Yeah.

Joe Tucci - EMC Corporation — President and CEO

And they were very, very anxious to continue to cooperate. Now, I’m not saying the other one isn’t, I just haven’t touched base yet, so I don’t want to say which is which. We have what we call a customer council which is our largest customer. We do one here and one in Europe. These are look the who’s who names that you would imagine is there, and we’ve found that this product was being used by over 60% of those customers, and there was an incredible cry for to us do more to support it and integrate with it, so this product is pretty well established. This isn’t one of those things that there’s a lot of great alternatives that you can stop doing tomorrow. That’s what’s beautiful about this class of product. You couple this with the absolute resolve that for me on down this company has to keep this open and very much available to those kind of companies you mentioned, and I think the future is going to be just fine there.

Chris Russ - Wachovia Securities — Analyst

You don’t think there’s any risk that this could push business in those channels to a competitor like [Jureva]?

Joe Tucci - EMC Corporation — President and CEO

The whole point, Jureva doesn’t do what this does. This absolutely virtualizes what happens coming off an intel chip and it does it for a Linux environment, netware environment, and every flavor of microsoft environment that’s out there, and it’s unique and there’s the considerable lead out there, and I would say Jureve is a different company and not a competitor.

Diane Greene - VMware — CEO

Jureve involved in provisioning and we’ve partnered with them but we actually let you run multiple operating systems. We let you run Windows and Linux, for example, on the same servers, and we let them partition them up, and that is — you could call it complimentary to what Jureva does but they’re at a different level from where we are.

Chris Russ - Wachovia Securities — Analyst

Thank you.

Diane Greene - VMware — CEO

This will be able to plug both ways, so if you have that, you know, I don’t want to say higher level, but different level of software, like systems management software, we will be more than happy to plug into you and then, of course, going down like server and storage, we will be more than happy to plug in.

Chris Russ - Wachovia Securities — Analyst

Okay. Thanks.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thank you. Next question, please.

Operator

Our next question comes from Brent Braceland. Thank you. You may ask your question.

Brent Braceland - Pacific Crest Securities — Analyst

Pacific Crest Securities. Thank you. Actually, certainly don’t want to be a dead horse here but on the OEM side of VMware’s business, 175 million to $200 million, what specific, you know, mix do you have based on your assumptions that vmware will contribute, you know, that amount next year, and how much of that is tied to OEMs, and, you know, additionally, if you’ll look at some of the storage and server virtualization product that you will be coming out with next year, will those products be marketed from a go to market strategy with some of the OEMs?

David Goulden - EMC Corporation - Executive Vice President of New Business Development

Hi this, is David Goulden. As day an said, the OEMs influence the sales but from a direct revenue contribution right now, 10% of revenue is directly attributed to IBM and HP, just to put your mind at rest on that number. We plan to continue to go to market next year in a very open manner, as Joe said. We will be promoting sales through many, many channels, and we will be making sure that the API’s are open so that these other partners also have the ability to integrate around this platform. We think we have technology that’s unique in a very open go to market approach. I think the industry is getting quite used to competition which is what will happen in areas around this.

Joe Tucci - EMC Corporation — President and CEO

The other thing we’re doing, I don’t want to give I a number but it is significantly significantly more in terms of the amount of sales people that Diane put in the organization now, to help drum up these sales. Than she would have done under her own plan. So this is — the numbers we gave is pretty consistent what she thought she could do, and then, of course, we’re like tripling the amount of sales that she would have added on her own.

Brent Braceland - Pacific Crest Securities — Analyst

Is this product that will be sold through the Documentum and Legato sales force or through the whole organization?

Joe Tucci - EMC Corporation — President and CEO

This basically will be sold through the VMware sales force in conjunction with their partners to, generate the interest, and in a lot of cases a partner will fulfill the opportunity but the absolute generation we’re going to take up more of that responsibility than VMware would have alone, as far as fulfilling that, again, through partners.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thanks. Next question, please.

Operator

Our next question comes from Richard Queue. Thank you, you may ask your question and please state your company name.

Richard Queue - SG Cowen — Analyst

Good afternoon, I’m with SG Cowen. Couple of things, can you clarify the extent to which you’re virtualization strategies here do or do not clash with where microsoft is headed in this respect? And then second, Diane, or Joe, you mentioned —Diane had a lot of options. Can you talk about whether — what field those option are? My mind is on Alex Rodriguez, wanted to get a sense of whether you’re paying top dollars or whether he’s taking a hometown discount.

Joe Tucci - EMC Corporation — President and CEO

Okay, Richard, we’ll do that, but go ahead.

Diane Greene - VMware — CEO

First on the microsoft side, their acquisition, they’re doing something fairly different from what VMware is doing. They’re using the technology to allow their customers to run the older version of windows with the newer version of windows and actually go through that upgrade cycle to the new version of windows consolidating on the same machine. We’ve moved well beyond that into providing a virtual infrastructure where we model any modern server system with full s m t and very high performance and scalability and then we also, with our Vmotion, letting you move the virtual machines around, and now with our virtual center, the ability to actually manage and start doing some very interesting things, exploiting the fact that now you have this container holding your operating system and application, and even on the desktop, we do a lot of things for the power user which is somewhat different market from where microsoft is. So I think — and in terms of the interest in the company, you know, we’re unique, and we’ve done a new thing and it’s proved extraordinarily valuable, so obviously there was quite a bit of interest. We believe what we’ve done is very good for the industry and we’re very interested in seeing it become an industry standard and moving on, and we certainly took that into account when we looked at what our next direction was, and we thought all things considered, EMC was just by far the best route for us to go, and we’re pretty excited about it.

Joe Tucci - EMC Corporation — President and CEO

Part of your question, I think, since they had pretty vast number of option was there kind of a bidding process here, and the answer was no. This wasn’t the high bid takes all. Really quite interesting with this company. The founders plus the employees own 80% of VMware. There were a couple of big company investments, and small, small bits of venture arms of some financial institutions, but the company really control their own destiny so they did not go out for one of those highest bid. They basically are foremost want to make sure that this technology wins and not only plays successfully in the marketplace but basically they think they’ve got some ground breaking and technology that can help redefine the marketplace going forward and they want to make sure that that would have a place to live and grow and the culture would be preserved and the opportunity to make this game change technology become a reality that this new company would assure that. As Diane said, because we don’t play in servers, we don’t play in operating systems, we are getting along quite well. We’re growing our software revenues quickly. They thought we were the best choice. It really wasn’t an outright butt tee contest, it really was an outright beauty contest it really was a who best fit, you know, they obviously gave a reasonable offer but who best fit the division and the — and all the, you know, social, if I can call them, and ideological views of the founders, and we won that piece of it, if you will.

Richard Queue - SG Cowen — Analyst

Thank you.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thanks, Richard. Next question, please, brain.

Operator

Our next question comes from Andrew Net. Thank you. You may ask your question and please state your company name.

Andrew Net - Bear Stearns — Analyst

Bear Stearns. Two questions. One was just — just financially, if you go back to the guidance you gave in terms of the financial impact, it implied by the end of the year it would add like a penny in the first quarter, then you said next year it would only add a penny. Sounds like the impact is diminishing as you go into next year. It should be something at a higher level. Could you explain why that is, and the second, I just want to go back to something, clarify something you said before about the idea of virtualizing storage. Is that something you worked on or is it theoretical or you’ve actually developed, or could you just sort of elaborate on that point?

Joe Tucci - EMC Corporation — President and CEO

I’ll do the second point first and turn to the Bill Teuber. It’s something we have been working with VMware in the lab for a year, and, you know, this internal project in conjunction with VMware will come to fruition, we’ll launch that, and I don’t want to give a time frame when we’ll launch it, because it has a significant impact on things, so I don’t want to mention that. But again, you know, it’s not something that we just thought up the other day. This is something we’ve been working in the labs in response to our major customers’ requests.

Andrew Net - Bear Stearns — Analyst

So just before you answer the next question, or Bill answers the next question, strategically should we expect to see EMC do more things outside of storage? Is there something that you’re doing differently here? What’s the message you’re giving?

Joe Tucci - EMC Corporation — President and CEO

Bill asked the question if I had other things on my radar, and I really don’t. This was on the radar and we did it early, so the answer is that, you know, I have nothing else up my sleeve, so to speak, okay, but you know the one thing you learn to say in this business is you never say never, this is a rapidly changing business. You’ve heard me say time and time again that the storage will change more in the next three years than hat in the last decade. I totally committed to that. You’ve heard me say that you’ve got to pick what kind of company you want to be. If there’s going to be this kind of change you want to be a company that creates and drives change or a company who reacts to the? Clearly I’m trying to tell you EMC is going to be a leader. You go to any it executive, I’ll use the same word I used before, they’re telling you the holy grail is to really get this virtualization layer so they can separate the physical and logical infrastructure and they have better way to protect themselves, right a way to scale, and it’s a big piece of how great in good computing is going to emerge in the future. I believe with the set of technology we now have with VMware in it, technology we developed ourselves, technology we acquired in the course of VMware, we had the ability to create a game-changing presence here and I think it’s going to be significant in the future and it’s going to really help set up this company for the future, and I couldn’t agree with that more. Bill, you want to comment on —.

Bill Teuber - EMC Corporation - Executive Vice President and CFO

Sure. Good question on the financial side. As we said, you know, should be a penny dilutive in Q1 and it does the does get better from there but it rounds to being EPS neutral in 2004, and, it does get better in 2005 but it’s still round down versus rounding up for the next place. In addition, a couple other factors you have to consider. We’re going to continue to invest in some of the assumptions we made over the investments we’re making in this company both from the sales side and from an R&D side and also a large amount of intangibles we’re going to have to am ties, and especially in the deferred compensation expense side of it, it’s not exactly routable over the period, it’s based on when their stock option vest, so you get some strange timing of expense hits from the deferred comp. So from an operating percentage, it will get better but you’ve got some accounting anomalies in there, too.

Andrew Net - Bear Stearns — Analyst

Thank you.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thank, Randy. Brian, next question.

Operator

Next question comes from Glenn Hanus. You may ask your question. Please state your company name.

Glenn Hanus - Needham & Company — Analyst

Maybe you could — oh, Needham & Company. Maybe you could tell us kind of number of employees now and maybe what consolidation opportunities might be from an operating expense standpoint or kind of where you expect to take the head count up by the end of next year.

Joe Tucci - EMC Corporation — President and CEO

There’s 370 employees now. And obviously the — after the acquisition is complete there’s 370. There’s no cost synergies here to speak of, obviously. A little minor things but nothing in terms of any kind of synergies that you normal wool speak of in a deal. Obviously, as I said, we’re going to add to the R&D staff primarily and the sales and marketing are the two teams we’re going to vest in, then as a return for that we expect to double revenues year on year, and there’s an opportunity to do that going forward also. Diane, you want to add any more color?

Diane Greene - VMware — CEO

I don’t think I have a lot to add. We’re looking forward to the next phase of our growth from 370.

Glenn Hanus - Needham & Company — Analyst

Could you just maybe on the competitive front talk a little more fully about, for those of us coming at this more from the storage side, I guess microsoft bought a key competitor and they were going to do a launch coming up before too long. Are there other companies that you compete with or was that the primary competitor? Could you kind of fill out the bones, put some more meat on the bones? Thank you.

Diane Greene - VMware — CEO

Agree. No, the company that microsoft bought was our distant competitor, and that is the only other person, and, in fact, microsoft told the public a little over a year ago that they had come in and looked at acquiring us and we did not come to terms and they bought this other company, and that’s it.

Glenn Hanus - Needham & Company — Analyst

Thank you.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Next question, please.

Operator

Our next question comes from Toni Sacconaghi. Thank you, you may ask your question.

Toni Sacconaghi - Sanford Bernstein — Analyst

Yes, thank you, Sanford Bernstein. I think implicit in this acquisition is a belief that storage and systems management will be more integrated going forward, and that’s an issue that customers want to you help solve. You know, correct me if that — if I’m making an unfair assumption, but in light of that, it’s interesting that you chose to acquire a player that’s focused largely on the intel server’s base which is not the market where the vast majority of your storage is connected to. Can you talk specifically about, a, you know, do you believe in this tight integration between systems and storage management going forward, then b, you know, why you may not have looked at more traditional systems management vendors who would address arguably a much larger portion of your current storage base today. Then I have one follow-up, please.

Joe Tucci - EMC Corporation — President and CEO

Tony this, is Joe. The first part of your question is yes, I agree with you 100%. This world is coming together to that extent, and that’s why we win here. The second assumption you made is actually wrong, tony. The vast amount of — the biggest amount of storage we’re now selling is in intel environments. Our fastest growing and largest environment now is windows, and our fastest growing environment is linux, and we’ll ready to project this outgoing forward, this is the biggest part and fastest growing part of our business. So I agree with everything you said except that’s what I believe, that is the fact, and that’s what I believe the environment that’s going to grow in the future. I think that tells you why we went here.

Toni Sacconaghi - Sanford Bernstein — Analyst

Sorry, just to confirm. So there’s more dollar of storage hardware and software attached to intel-based servers today than all other server platforms?

Joe Tucci - EMC Corporation — President and CEO

Correct. Out of all the server platforms, that’s the largest. So, in other words, if you thought — I don’t know. An environment that runs on power pc’s for servers, if you took an environment that runs on ibm Main frames, if you took an environment that runs on sparks, and if you took an environment that runs on intel-based, intel-based is far and away the biggest.

Toni Sacconaghi - Sanford Bernstein — Analyst

Bigger than anyone individually but not bigger than all of them collectively.

Joe Tucci - EMC Corporation — President and CEO

That’s correct. But again if you look at the growth rate, this is where you want to be.

Toni Sacconaghi - Sanford Bernstein — Analyst

The second question is just if — you’ve now acquired three companies, you’re running them all somewhat autonomously organizationally, three separate organizations, all largely retained from where you bought them, yes, you’re providing them with some customer access but the distribution channels for most of them are largely the same as they were before. You know, why did these companies need to be acquired as opposed to strategic partnerships with them, and, you know, what really accordingly given that they’re organizationally separate is the incremental value add beyond a holding company or beyond something that you couldn’t have done with a strategic partnership or a minority equity investment?

Joe Tucci - EMC Corporation — President and CEO

I think the answer is very different in all three cases. In the case of legato that’s much more close to what you might call our core storage market, and absolutely by teaming up the EMC sales force with the legato sales force we’re having significant success. A lot of customers felt it was great offer but shied away because they were worried about the future. Again, I think that’s much more in our core market. With documentum, obviously we see a tremendous opportunity in our information lifecycle management strategy to get into the content management business. In conjunction, and many, many customers are buying the full a to z solution from us. Then, of course, here it’s the question of what you said before, that systems management and storage management is going to come together and really the holy grail part of that is how you virtualize the environment of precision, and again we bought the company that can best do that and we take the two technologies together, like I gave you an example, we have like 20 of these type of opportunities on a drawing board that all are collectively going to, a, drive the server business, drive the software business, but, b, a lot of opportunities to have, you know, the information infrastructure on the back of that. And I disagree that we’re going to just not benefit in terms of just being like a holding company. This is definitely not a holding company. There will be solutions, like the vmotion, that we will bring to market through our own direct sales force. What I’m saying is if another company wants to take and license vmotion, they’re perfectly free to go link that with their storage software data mobility software and bring it to market themselves. So there be at least 20 product that we will link with our product and bring the market to the sales force. Same thing with legato and documentum. Legato is happening already today, and very successfully. It’s not a holding company model in any way, shape, or form. The difference, we’re saying if you want to partner, hey, ibm, h-p, whoever, we’ll give you this kind of — you can license this technology, you can link it with your observe value proposition without the traditional EMC value adds. You follow that, Toni?

Toni Sacconaghi - Sanford Bernstein — Analyst

Makes sense.

Joe Tucci - EMC Corporation — President and CEO

Again, we’re incredibly excited. This is the furthest thing it could possibly be away from a holding company. This is an operating company.

Toni Sacconaghi - Sanford Bernstein — Analyst

Thank you.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thank you, Toni. Next question, please, Brian.

Operator

Our next question comes from [inaudible].

Analyst - Merrill Lynch

Yes, Merrill Lynch. So the $175 to $200 million revenues, how far of that is synergistic based on EMC acquiring VMware and basically the difference with VMware’s prior projection before the acquisition was announced? Secondly, how far was VMware from break even in the latest quarter? Thank you.

Bill Teuber - EMC Corporation - Executive Vice President and CFO

Basically, VMware in the latest quarter made a profit. VMware has been profitable the entire year. Cash flow positive for two years. Without it, of course, — okay, VMware was in the exact same range. They were over $175 million of where their projections would have been alone.

Analyst - Merrill Lynch

So with the tripling of the sales force you’re not really add ago whole lot of incremental revenue?

Joe Tucci - EMC Corporation — President and CEO

Again, you’ve got to remember this, sales force, it’s not going to happen overnight. We’re not going 0 say January 1st, 2004, the sales force tripled. This is over the course of a year.

Bill Teuber - EMC Corporation - Executive Vice President and CFO

This is Bill. I think where we said the sales force would triple it’s within — it’s not to fund VMware’s growth, so that’s part of the overall growth.

Joe Tucci - EMC Corporation — President and CEO

I might have said it wrong. Sales force isn’t tripling. Let’s just say that Diane was going to add 20, we better add 60. So it’s not tripling of the sales force but tripling of what she was going to add piece.

Analyst - Merrill Lynch

Thank you.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thanks. Next question, please.

Operator

Our next question comes from David Bailey. Thank you, you may ask your question and please state your company name.

David Bailey - Goldman Sachs — Analyst

Yes, thank you, Goldman Sachs. One clarification and one question. Could you give us the revenue break down between license revenue and Main nance in revenue in ‘04, and why cash versus stock in this deal compared to the others?

Bill Teuber - EMC Corporation - Executive Vice President and CFO

This is Bill. Cash versus stock, I’ll take that one. We had a group of individuals, employees, and professionals investors and the liquidity event was one of the things that was important to Jeff body here so we chose to go to a cash transaction. And, you know, at this point we’ll break things out later but at this point the lion’s share of the revenue is on the license side, but we’ll give you the exact details later.

David Bailey - Goldman Sachs — Analyst

Great. Thank you.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

We have time for one more question, and after that, Joe Tucci will return for our closing comments.

Operator

Our last question would come from Clay Sumner. Thank you. You may ask your question and please state company name.

Clay Sumner - Legg Mason — Analyst

Thanks very much, Legg Mason. Just ask for a little more explanation of some of the product synergies you’re talking about. For instance, are the priorities to make srdf better or to virtualize across other arrays since VMware is enter operable with all the major vendors or would this be another product you could sell alongside an ILM you could actually help a customer move off of, say, a Unix S & P environment. If the answer is all, can you kind of prioritize them on this? Thanks.

Joe Tucci - EMC Corporation — President and CEO

I’ll take a little bit of it and let David take a little bit of it. I mean, basically, this is a framework that this will be a peace of a framework that ILM can run within. A big piece of ILM is all about the mobility of information. So the value of information, as it changes over time you can extend it as we call it to less expensive storage, so we have a product that we actually got the acquisition called e-mail extended. So, you know, everybody on this phone uses e-mail. How long is that e-mail really valuable to you for, you know, incredibly quick access? A day? A week? Two days? Three weeks? I don’t know. Whatever it is. After that we can take that e-mail and extend to the lower cost storage. So a big piece of that is mobility. Same thing with an x-ray that you might take or an mri you might take in a hospital. It’s very active usage while you’re getting that treatment, and then after awhile, you can archive it and extend it to a lower-cost type storage. So a big piece of ilm is data mobility, and this mobility in conjunction with the mobility we have, we can redefine the way mobility is done, so it’s really going to enhance and give us more differentiation between our strategy will be delivered but it’s really an envelope in which ilm will happen verse beg a core integral part of ILM, if I’m clear there. David?

David Goulden - EMC Corporation - Executive Vice President of New Business Development

Let me add to that. Obviously the more you can virtualize the infrastructure, the easier it is to make ilm ubiquitous. Today we talk about beg able to do ilm applications, the more you con virtualize the infrastructure and make the servers and the storage look like one pool, then you can make ilm to provide all of the application. What we see this doing is really giving us a foundation for a set of next-generation of ilm solution. It’s enabling technology upon which you can build ILM capabilities down the road.

Clay Sumner - Legg Mason — Analyst

Okay. So as far as priorities for products, you mentioned it makes srdf better. Is that like an initial target for you, or is this really about product —.

David Goulden - EMC Corporation - Executive Vice President of New Business Development

Will be one of the first products that comes to market this. Is a product that will link vmotion and srdf, a product that we push through our sales force and that will be in the first couple of months. And, you know, as we go through time we’ll add more and more products, go through our sales force, then, of course, we’ll, as I said several times but I can’t overstate it, we will make sure this software stays open and is available to companies which on the storage side might be viewed as our competitors.

Clay Sumner - Legg Mason — Analyst

Given that lasts we can all the major competitors announced interoperability with VMware does this accelerate your ability to help manage those competitive arrays as well?

David Goulden - EMC Corporation - Executive Vice President of New Business Development

It’s a little bit off point. I mean, to some extent, probably yes, but to — not to the kind of extent that I think you’re talking about, so that it gives us such an unfair advantage on the storage side that they wouldn’t possibly want to cooperate with us. I think it’s a very managable level, and these companies will take this software and link it into their overall what, you want to call utility models of computing technologies. That’s what they’ll do with it, and it will be great there.

Clay Sumner - Legg Mason — Analyst

Great. Thank you very much.

Tony Takazawa - EMC Corporation - Director of Global Investor Relations

Thanks a lot, Clay.

Joe Tucci - EMC Corporation — President and CEO

Yeah, just to close, obviously we went faster than we told you we would. But again, I think on, you know, behalf of all our shareholders and all our customers we have an opportunity here to really be a leader in this market. This is a potentially game-changing software. There are — the excitement, as I talked to a lot of our potential partners about this software is substantial. The attention it got right away is also substantial which tells me it’s important to them. And again I think it’s going to — I believe it’s going to give EMC the opportunity to be a leader to define the operating environment for the future and we are excited about this, extremely excited about this opportunity and I have every confidence that by bringing this proven EMC execution to this new business we can strengthen EMC and bring our customers unique value that again very changing. So thank you for being with us today. We know it’s at the end of a long day for most of you and a lot happening out there, and we do appreciate you spending time with us and we will get back to you very shortly. Thank you.